Exhibit 11.3

Consent of Cushman & Wakefield Western, Inc.

We hereby consent to the use of our name in the Offering Circular (No. 024-10767) filed by BRIX REIT, Inc. and any amendments or supplements thereto (collectively, the “Offering Circular”) and to the description of our role in the valuation process of real estate properties owned by BRIX REIT, Inc. and its subsidiaries wherever appearing in the Offering Circular, including but not limited to, the references to our company under the heading “Valuation Policies” and “Estimated NAV Per Share” in the Offering Circular and in Supplement No. 4 to the Offering Circular.

May 29, 2020

CUSHMAN & WAKEFIELD WESTERN, INC.

By: /s/ JUSTIN GLASSER Name: Justin Glasser Title: Senior Managing Director